FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October, 2005

Commission File Number

Forbes Medi-Tech Inc. (Translation of registrant's name into English)
Suite 200-750 West Pender Street, Vancouver, BC, V6C 2T8, Canada (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....[X ]..... Form 40-F...[   ]...

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [    ]  No [   ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 27, 2005	FORBES MEDI-TECH INC. “Charles A. Butt” Charles A. Butt President & CEO

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1:

 Name and address of Company

Forbes Medi-Tech Inc.

Suite 200 - 750 West Pender Street

Vancouver, British Columbia

V6C 2T8

Item 2:

 Date of Material Change

October 26, 2005

Item 3:

 News Release

Date and method of dissemination of news release:

October 27, 2005 - Vancouver, British Columbia.   Disseminated by CCN Mathews and Business Wire.

Item 4:

 Summary of Material Change

Forbes Medi-Tech Inc. (the “Company”) has completed a US$6 million Private Placement, resulting in the issuance of Series B Convertible Preferred Shares (“B Pref Shares”) with warrants. The B Pref Shares are convertible at any time, without further consideration, at the option of the holder at a rate of US$1.65 per common share into a total of 3,636,363 common shares, subject to adjustment. The B Pref Shares mature on October 27, 2008, at which time the Company has the option to redeem the shares at their issue price or convert the shares to common shares at 90% of the date of maturity market price. The warrants (Class “D” Warrants”) entitle the holders to purchase up to 1,818,182 common shares of the Company at a price of US$2.06 per share for five years from the date of closing.

Item 5:

 Full Description of Material Change

The Series B Convertible Preferred Shares (the “B Pref Shares”)

The Company has designated 6,000 of its 50,000,000 authorized Preferred Shares as Series B Convertible Preferred Shares (the “B Pref Shares”). Following is a brief description of some of the more salient terms of the B Pref Shares:

All Sold

All 6,000 B Pref Shares have been sold pursuant to Securities Purchase Agreements dated October 26, 2005 (the “Purchase Agreements”) at a price of US $1,000 per B Pref Share (the “Stated Value”).  As at such date, 5,850 B Pref Shares were issued, leaving 150 B Pref Shares remaining to be issued upon receipt of the purchase price of $150,000 therefor.

No Voting Rights or Dividends:  Holders of B Pref Shares shall have no voting rights, except as required by law, and as expressly provided in the Company’s Articles of Continuance.  The B Pref Shares shall not be entitled to receive any dividends.

Maturity:  The B Pref Shares mature on October 27, 2008, at which time the Company has the option to redeem the shares at the Stated Value or convert the B Pref Shares to common shares at 90% of the volume-weighted average price of the common shares on Nasdaq for the 30 business days immediately preceding the maturity date.

Holder’s Conversion Right: Each B Pref Share is convertible into common shares, at the option of the holder and without further consideration, at a rate of US$1.65 per common share, subject to adjustment (the “Conversion Price”).

Company’s Conversion Right:  Once the Registration Statement has become effective (see “Registration Statement” below), the Company will have the right to require that all of the outstanding B Pref Shares be converted, without further consideration from the holders, into fully paid and non-assessable common shares of the Company at the then applicable Conversion Price, provided that, among other things, the volume-weighted average price of the common shares on Nasdaq for the 20 trading days prior to the Company’s election to convert is at or above 200% of such Conversion Price and the average daily value (on a trading day basis) of all trades of the common shares on the Nasdaq and the Toronto Stock Exchange made during such twenty trading days is at least US$300,000.

Holder’s Redemption Rights:   Under certain circumstances, including a Change of Control of the Company (as defined in the Company’s Articles of Continuance) or an “Organic Change”, being a recapitalization, reorganization, reclassification, consolidation, merger, amalgamation, or sale of all or substantially all of the Company’s assets or other transaction which is effected in such a way that holders of common shares are entitled to receive securities or assets with respect to or in exchange for common shares, holders of B Pref Shares will have a right to have their shares redeemed by the Company.  The redemption price in the case of a Change of Control is equal to the Stated Value of the B Pref Shares and in the case of an Organic Change, to 125% of the Stated Value.   Pursuant to the Purchase Agreements, in the case of a redemption for a Change of Control, the Company will be required to pay the holders of B Pref Shares, an additional 25% of the Stated Value of such shares.  Holders of B Pref Shares will also be entitled to have the Company redeem their shares for the Stated Value in certain other circumstances, including certain defaults, and, pursuant to the Purchase Agreements, to receive additional payments by the Company in connection with such redemption.  See the Articles of Continuance of the Company, as amended, and the Purchase Agreements of the Company as filed on SEDAR and EDGAR for a complete description of such other circumstances and redemption payments.

Adjustment of Conversion Price and Exchange Cap:  The Conversion Price will be adjusted in certain circumstances, to provide anti-dilution protection to the B Pref Share holders and in addition, to reduce the Conversion Price in the event that the Company issues any common shares, or securities convertible into common shares, at a price per common share less than the Conversion Price then in effect (with certain limited exceptions).

Exchange Cap:

Notwithstanding any Conversion Price adjustments or the conversion rate at Maturity of the B Pref Shares, not more than 6,824,518 common shares (the “Exchange Cap”) may be issued upon conversion of all B Pref Shares.  The Exchange Cap will be appropriately adjusted if the Company subdivides its common shares into a greater number of shares, or combines its common shares into a smaller number of shares.

Liquidation:  In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, the holders of the B Pref Shares shall be entitled to receive in cash out of the assets of the Company, before any amount shall be paid to the holders of any of the capital shares of the Company of any class junior in rank to the B Pref Shares in respect of the preferences as to distributions and payments on the liquidation, dissolution and winding up of the Company, an amount per B Pref Share equal to the Stated Value.

The Class “D” Warrants

Each whole Class “D” Warrant entitles the holder to purchase one common share of the Company at U.S. $2.06 (the “Exercise Price”) at anytime after April 27, 2006 until October 26, 2010.  Each Class “D” Warrant certificate contains anti-dilution provisions which provide for an adjustment of the number of common shares issuable upon exercise of the Warrants or an adjustment of the exercise price per share, or both, upon the occurrence of certain events. In addition, the Exercise Price will be reduced in the event that the Company issues any common shares, or securities convertible into common shares, at a price per common share less than the Exercise Price then in effect (with certain limited exceptions), subject, however, to a minimum Exercise Price of US $1.95.

The Class “D” Warrant certificates contain a provision permitting the holder to exercise the Class “D” Warrants (or a portion thereof) on a "cashless" basis in exchange for the “Net Number” of common shares determined according to the following formula:

Net Number = (A x B) – (A x C)

B

For purposes of the foregoing formula:

A= the total number of common shares with respect to which the Warrant is then being exercised.

B= the Closing Sale Price of the Common Shares on the date immediately preceding the date of the Exercise Notice.

C= the Exercise Price in effect at the time of such exercise.

In the event of an Organic Change, a holder may elect, instead of receiving appropriate adjustments to or substitutions for the Warrants, to require the Company or other acquiring entity to purchase the Warrant from the holder by paying to the holder, simultaneously with the consummation of the Organic Change, cash in an amount equal to the value of the remaining unexercised portion of the Warrant on the date of such consummation, which value shall be determined by use of the Black and Scholes Option Pricing Model reflecting (i) a risk-free interest rate corresponding to the U.S. Treasury rate for a period equal to the remaining term of the Warrant as of such date of request and (ii) an expected volatility equal to the greater of 60% and the 100 day volatility obtained from the HVT function on Bloomberg.

U.S. Registration Statement

The securities have not been registered under the United States Securities Act of 1933 or the securities laws of any state, and may not be offered or sold in the United States or to US persons unless an exemption from registration is available. The Company has agreed to file a resale registration statement with the U.S. Securities and Exchange Commission which, upon becoming effective, would permit the investors as selling shareholders to resell in the United States the common shares issuable upon conversion of the B Pref Shares and the common shares issuable upon exercise of the Class “D” Warrants.  In the event that the registration statement has not been filed or become effective within certain time periods, or, after becoming effective, is unavailable for sales to be made thereunder, then the Company will pay to each holder of B Pref Shares relating to such Registration Statement an amount in cash per such B Pref Share held equal to the product of (i) $1,000 USD multiplied by (ii) the product of (I) .0005 multiplied by (II) the sum of (x) the number of days after the filing deadline that the Registration Statement is not filed, plus (y) the number of days after the effectiveness deadline that the Registration Statement is not declared effective by the SEC, plus (z) the number of days in any 365 day period after the Registration Statement has been declared effective by the SEC that such Registration Statement is not available (other than during an allowable grace period) for the sale of at least all the securities required to be included on such Registration Statement, provided that such number in clause (ii) shall not exceed 0.20.

Use of Proceeds; Commissions

Placement proceeds are planned to be used by the Company to fund the Company's pharmaceutical research program and for operational purposes. The Company has paid US $420,000 cash commissions in respect of this Private Placement, and has issued Class “D” warrants to purchase up to 254,545 common shares to Merriman Curhan Ford & Co. as placement agent.

Item 6:

 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7:

 Omitted Information

Not applicable.

Item 8:

 Executive Officer

David Goold, Chief Financial Officer of the Company is knowledgeable about the material change and the report and may be contacted at his business telephone number at (604) 689-5899.

Item 9:

Date of Report

DATED at Vancouver, British Columbia this 27th day of October, 2005.

FORBES MEDI-TECH INC.

Per:

“David Goold”

David Goold

Chief Financial Officer